UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting Person

    Peninsula Partners, L.P. (a)
    404 B East Main Street
    Charlottesville, VA 22902

2.  Issuer Name and Ticker or Trading Symbol

    W.R. Grace & Co.
    GRA

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    6/01

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

           Form filed by One Reporting Person
      X    Form filed by More than One Reporting Person














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
                                             TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                                 DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7. Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |   Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |   Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|   Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |   (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |             |
                    |               |          |    |          |(A) or|     |                    |               |             |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |             |
_________________________________________________________________________________________________________________________________
Common Stock          6/04/01            P               50,000     A  1.80                           (1)            (1)
Common Stock          6/05/01            P               50,000     A  1.85                           (1)            (1)
Common Stock          6/06/01            P               60,000     A  1.87                           (1)            (1)
Common Stock          6/06/01            P                2,000     A  1.89                           (1)            (1)
Common Stock          6/06/01            P               98,000     A  1.90                           (1)            (1)
Common Stock          6/07/01            P                  100     A  1.90                           (1)            (1)
Common Stock          6/07/01            P               27,400     A  1.93                           (1)            (1)
Common Stock          6/08/01            P               33,100     A  1.93                           (1)            (1)
Common Stock          6/08/01            P              101,000     A  1.93                           (1)            (1)
Common Stock          6/08/01            P               99,000     A  1.94                           (1)            (1)
Common Stock          6/11/01            P              129,100     A  1.89                           (1)            (1)
Common Stock          6/11/01            P              100,000     A  1.90                           (1)            (1)
Common Stock          6/19/01            P               75,900     A  1.93                           (1)            (1)
Common Stock          6/20/01            P               25,000     A  1.80                           (1)            (1)
Common Stock          6/20/01            P                9,000     A  1.81                           (1)            (1)
Common Stock          6/21/01            P                  200     A  1.83                           (1)            (1)
Common Stock          6/21/01            P               88,400     A  1.85                           (1)            (1)
Common Stock          6/25/01            P               14,000     A  1.82                           (1)            (1)
Common Stock          6/25/01            P               57,900     A  1.85                           (1)            (1)
Common Stock          6/26/01            P                5,000     A  1.86                           (1)            (1)
Common Stock          6/26/01            P               36,800     A  1.90                           (1)            (1)
Common Stock          6/26/01            P              100,000     A  1.93                           (1)            (1)
Common Stock          6/27/01            P               29,400     A  1.91                           (1)            (1)
Common Stock          6/27/01            P              100,000     A  1.95                           (1)            (1)
Common Stock          6/27/01            P              200,000     A  1.98                           (1)            (1)
Common Stock          6/28/01            P              100,000     A  1.91                           (1)            (1)
Common Stock          6/28/01            P              100,000     A  1.93                           (1)            (1)
Common Stock          6/29/01            P               18,700     A  1.75                           (1)            (1)
Common Stock          6/29/01            P               20,100     A  1.83                           (1)            (1)
Common Stock          6/29/01            P               61,200     A  1.85             9,586,100     (1)            (1)
---------------------------------------------------------------------------------------------------------------------------------


                                              TABLE II -- DERIVATIVE SECURITIES ACQUIRED,


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

                                                  DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|




|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |




















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Explanation of Responses:


    (a) Designated Filer is Peninsula Partners, L.P. ("Partners"). The other Reporting Persons are Peninsula Capital Appreciation, LLC ("Appreciation"), the general partner of Partners, and Peninsula Capital Advisors, LLC ("Advisors"), the investment manager to Partners. Appreciation and Advisors may be deemed to be beneficial owners of the reported shares but each disclaims beneficial ownership in the shares owned by Partners except to the extent of any indirect pecuniary interest therein.

    (1) Shares are owned directly by Partners, indirectly by Appreciation as general partner of Partners, and indirecty by Advisors as investment advisor to Partners.

Signature of Reporting Person:

Peninsula Partners, L.P.


By:   Peninsula Capital Appreciation, LLC
      General Partner

By:   /s/ R. Ted Weschler
          R. Ted Weschler
          Managing Member
          Individually and as Power of Attorney
          for all other Reporting Persons

Date: [July 10, 2001]

**        Intentional misstatements or omissions of facts
constitute Federal Criminal Violations.  See U.S.C. 1001 and 15
U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.












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Joint Filer Information

Name:  Peninsula Capital Appreciation, LLC
Address:  404 B East Main Street, Charlottesville, VA  22902
Designated Filer:  Peninsula Partners, L.P.
Issuer and Ticker Symbol:  W.R. Grace & Co. ("GRA")
Statement for Month/Year:  6/01

Name:  Peninsula Capital Advisors, LLC
Address:  404 B East Main Street, Charlottesville, VA  22902
Designated Filer:  Peninsula Partners, L.P.
Issuer and Ticker Symbol:  W.R. Grace & Co. ("GRA")
Statement for Month/Year:  6/01







































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03038001.AA9